SUSAN WAGNER-FLEMING Senior Vice President, Corporate Secretary, and Associate General Counsel T 630 864 5060 F 630 864 4527 SusanWagner-Fleming@OfficeMax.com

August 12, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 9

Washington, D.C. 20549-3561

Subject:	OfficeMax Incorporated
Form 10-K for Fiscal Year Ended December 26, 2009
Filed February 22, 2010
File No. 001-5057
Definitive Proxy Statement on Schedule 14A
Filed March 4, 2010
File No. 001-5057

Dear Mr. Reynolds:

On behalf of OfficeMax Incorporated, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated August 5, 2010.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Schedule 14A Filed March 4, 2010

Executive Compensation, page 32

1.	Please refer to the section entitled, “2008 Long-Term Incentive Plan Actual Results,” on page 53. We note this disclosure does not quantify the two-year cumulative EBIT dollar measure for the completed 2008/2009 period. In future filings, please disclose the specific performance targets for completed periods or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. To the extent that it is appropriate to omit specific targets, please provide us the disclosure pursuant to Instruction 4 to Item 402(b).

263 Shuman Blvd. • Naperville, Illinois 60563

August 12, 2010

Response: Agreed. In future filings, we will disclose the specific performance targets for completed performance periods, including when those targets were not met and all underlying awards were forfeited. We will include the targets in a chart similar to the following:

Year	Target
	Goal	Actual
2008	Two-year cumulative Adjusted EBIT: $569.0 million	Actual two-year cumulative Adjusted EBIT[1]: $254.7 million

[1]

Adjusted to eliminate the impact of charges for asset impairments and store closures offset in part by gains related to legacy activities and the reversal of a tax reserve. For more information see the discussion of these significant items set forth under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 26, 2009.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (630) 864-5060.

Sincerely,

/s/ Susan Wagner-Fleming
Susan Wagner-Fleming

cc: Edwin Kim